UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 15, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CorpBanca S.A.

File No. 001-32305 - CF# 23830

CorpBanca S.A. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 20-F filed on June 30, 2009.

Based on representations by CorpBanca S.A. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 4.(A).5   through June 30, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel